SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

The Providence Service Corporation

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

743815102

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Ave.

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.   ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743815102	13D	Page 2 of 11

1.	Names of Reporting Persons Coliseum Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,789,636 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,789,636 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,789,636 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.6% (1)
14.	Type of Reporting Person (See Instructions) IA

(1)

Includes 1,920,545 shares of common stock, par value $0.001 per share (“Common Stock”) that could be obtained upon the conversion of shares of Series A convertible preferred stock, par value $0.001 per share (the “Series A Preferred Stock”), beneficially owned by the Reporting Person.

CUSIP No. 743815102	13D	Page 3 of 11

1.	Names of Reporting Persons Coliseum Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,285,349 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,285,349 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,285,349 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.7% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 1,724,962 shares of Common Stock that could be obtained upon the conversion of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102	13D	Page 4 of 11

1.	Names of Reporting Persons Coliseum Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,412,607 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,412,607 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,412,607 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 1,032,315 shares of Common Stock that could be obtained upon the conversion of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102	13D	Page 5 of 11

1.	Names of Reporting Persons Coliseum Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 348,593 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 348,593 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 348,593 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.7% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 168,498 shares of Common Stock that could be obtained upon the conversion of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102	13D	Page 6 of 11

1.	Names of Reporting Persons Coliseum Capital Co-Invest, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 524,149 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 524,149 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 524,149 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.9% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 524,149 shares of Common Stock that could be obtained upon the conversion of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102	13D	Page 7 of 11

1.	Names of Reporting Persons Adam Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,789,636 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,789,636 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,789,636 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.6% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 1,920,545 shares of Common Stock that could be obtained upon the conversion of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102	13D	Page 8 of 11

1.	Names of Reporting Persons Christopher Shackelton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,789,636 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,789,636 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,789,636 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.6% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 1,920,545 shares of Common Stock that could be obtained upon the conversion of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102	13D	Page 9 of 11

Explanatory Note: This Amendment No. 13 (this “Amendment”) to the Schedule 13D (the “Initial 13D”), filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on July 30, 2012 and as amended and supplemented by Amendment No. 1 to the Initial 13D filed on August 20, 2012, Amendment No. 2 to the Initial 13D filed on September 13, 2012, Amendment No. 3 to the Initial 13D filed on November 28, 2012, Amendment No. 4 to the Initial 13D filed on August 15, 2013, Amendment No. 5 to the Initial 13D filed on October 28, 2014, Amendment No. 6 to the Initial 13D filed on February 23, 2015, Amendment No. 7 to the Initial 13D filed on March 16, 2015, Amendment No. 8 to the Initial 13D filed on March 17, 2017, Amendment No. 9 to the Initial 13D filed on December 13, 2017, Amendment No. 10 to the Initial 13D filed on May 10, 2018, Amendment No. 11 to the Initial 13D filed on June 1, 2018 and Amendment No. 12 to the Initial 13D filed on June 7, 2018, amends and supplements certain of the items set forth therein.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Capital Partners II, L.P., a Delaware limited partnership (“CCP2”);

•	Coliseum Capital Co-Invest, L.P., a Delaware limited partnership (“CCC”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton, a director of the Issuer (“Shackelton”).

Item 1. Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

The title of the class of equity securities to which this statement relates to is the Common Stock, $0.001 par value per share (the “Common Stock”) of The Providence Service Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1275 Peachtree Street, Sixth Floor, Atlanta, GA 30309

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 12,899,438 shares of Common Stock outstanding as of November 4, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the SEC on November 7, 2019.

CUSIP No. 743815102	13D	Page 10 of 11

The Reporting Persons and a separate account investment advisory client of CCM (the “Separate Account”) effected the following transactions in the Common Stock in privately negotiated transactions on the date indicated and such transactions are the only transactions in the Common Stock by the Reporting Persons in the sixty days preceding the filing of this Amendment:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
CCP	Sale	11/12/2019	245,299	$67.91
CCP2	Sale	11/12/2019	27,830	$67.91
Separate Account	Sale	11/12/2019	82,787	$67.91

Except as set forth below, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock or the Issuer’s Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”) reported herein. CCM is an investment adviser whose clients, including CCP, CCP2, CCC and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock and the Series A Preferred Stock.

CUSIP No. 743815102	13D	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2019

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL, LLC

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		COLISEUM CAPITAL PARTNERS II, L.P.

By:	Coliseum Capital, LLC, General Partner	By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL CO-INVEST, L.P.		ADAM GRAY

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

CHRISTOPHER SHACKELTON

By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact